Seaport World Trade Center West 155 Seaport Boulevard Boston, MA 02210-2600

617 832 1000 main
617 832 7000 fax

Mark A. Haddad
Boston Office
617.832.1724
October 3, 2008	mhaddad@foleyhoag.com

United States Securities and Exchange Commission
100 F Street, N.W.
Washington, DC 20549-0303
Mail Stop 3720

Attention:	Larry Spirgel, Assistant Director
Scott G. Hodgdon, Attorney-Advisor

Re:	CRA International, Inc.
Form 10-K for the year ended November 24, 2007
File No. 000-24049

Dear Mr. Spirgel:

Set forth below, on behalf of our client CRA International, Inc., or CRA, are responses to the comments of the Staff on the above filing in your letter dated September 19, 2008.

Form 10-K for Fiscal Year Ended November 24, 2007

Part IV

Item 15. Exhibits

Exhibits 31.1 and 31.2

1.              We note that the identification of each of the certifying individual at the beginning of the certifications required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual.  In your future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual’s title.

Response to Comment 1:

In future filings, CRA will revise the certifications filed as Exhibits 31.1 and 31.2 in accordance with the Staff’s comment.

BOSTON   |   WASHINGTON   |   EMERGING ENTERPRISE CENTER   |   FOLEYHOAG.COM

Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K

Non-Employee Director Compensation Table for Fiscal 2007, pages 11-12

2.                                      We note that certain payments to two directors are reported under the All Other Compensation column of the Non-Employee Director Compensation Table.  It appears from the disclosure in the footnotes to the table that the directors were entitled to receive performance-based compensation because several of the relevant performance measures were met by the individual director, including the generating of engagements and certain billable hour conditions. In future filings, please include similar payments linked to meeting performance measures in the Non-equity Incentive Plan Compensation column rather than the All Other Compensation column.

Response to Comment 2:

In future filings, CRA will revise the Non-Employee Director Compensation Table in accordance with the Staff’s comment.

Compensation Discussion and Analysis, pages 13-18

3.                                      Under “Executive officer compensation elements,” your disclosure implies that base salary and performance-based annual incentive compensation is payable only in cash. However, later disclosure indicates that payment of performance-based annual incentive awards in 2007 were made in both cash and equity.  In future filings, please clarify that performance-based annual incentive awards can be made in either cash or equity at the discretion of the company.

Response to Comment 3:

CRA did not intend for the disclosure under the heading “Executive officer compensation elements” of the circumstances under which cash compensation is paid, as base salary and performance-based annual incentive compensation, to imply that this was the only form of payment of performance-based annual incentive compensation.  As described under the heading “Performance-based annual incentive compensation,” to the extent that such compensation is paid in equity, it is paid as restricted stock vesting over four years, thus making it long-term equity incentive compensation.  In future filings, CRA will clarify the disclosure to more clearly describe the cash and equity components of performance-based annual incentive compensation, in accordance with the Staff’s comment.

4.                                      In future filings, please discuss more specifically the factors the compensation committee considered in determining compensation and explain how the committee’s consideration of these factors resulted in the amount and form of compensation awarded to each named executive officer.  Analyze how each compensation element is calculated and how the actual amounts awarded fit into the overall objectives and policies for each category of compensation. Please see Items 402(b)(2)(v) and (vi) of Regulation S-K.  For example, provide more detail relating to the compensation committee’s “negative discretion” when adjusting performance-based annual incentive awards for some but not all of the Named Executive Officers.  As another example, explain how the compensation committee exercises its discretion in allocating performance-based annual incentive awards between cash and restricted stock awards.

Response to Comment 4:

In future filings, CRA will revise its disclosure to provide additional detail in accordance with the Staff’s comment.

5.                                      On page 15 of your proxy statement, you state the types of company performance measures the committee used for determining performance-based annual incentive compensation.  In future filings, please disclose the performance targets and threshold levels that must be reached for payment to each named executive officer.  See Item 402(b)(2)(v) of Regulation S-K.  To the extent that you have not disclosed the targets or threshold levels because you believe such disclosure is not required as disclosure would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b), provide us in your response letter with a detailed analysis as to why the information should be afforded confidential treatment. Then, in your future filings, to the extent that you have a sufficient basis to keep the information confidential, expand your discussion as to how difficult it would be for the executive or how likely it would be for the company to achieve the undisclosed performance target or threshold levels.  See Instruction 4 to Item 402(b).  Note that general statements regarding the level of difficulty or ease associated with achieving performance measures are not sufficient.  In discussing how difficult it will be for an executive or how likely it will be for the company to achieve the target levels or other factors, you should provide as much detail as necessary without providing information that would result in competitive harm.

Response to Comment 5:

CRA did not disclose the targets or threshold levels for fiscal 2007 because it believed such disclosure would result in competitive harm to CRA, as further described below.  In future filings, CRA will analyze whether and the extent to which the disclosure of targets or threshold levels for the then completed fiscal year would result in competitive harm.  To the extent that CRA determines that such disclosure will not result in competitive harm, CRA will provide additional detail about the targets and threshold levels.  For example, although performance targets and threshold levels for corporate-wide performance goals for fiscal 2007 were not disclosed, CRA intends to disclose these items with respect to completed fiscal years in future filings.  To the extent that CRA determines that it has a sufficient basis to keep the information confidential, in future filings CRA will expand its discussion as to how difficult it was for the executive or how likely it was for CRA to achieve the undisclosed performance target or threshold levels.

CRA is a provider of management consulting services and economic and financial expertise.  As a professional services firm, CRA’s “product” and most valuable asset is the expertise of its employees.  CRA is in a very competitive and highly fragmented market, where employees with national reputations for special economic expertise and/or the ability to attract and retain significant client engagements are in very high demand.  A critical element in maintaining and improving shareholder value is the retention of these employees, and CRA believes that, to date, its method and strategy for employee compensation have served effectively to enable it to retain its employees and prevent “raids” of key personnel by competitors.  CRA not only competes with a handful of other public companies, but also with many smaller economic consulting firms that are not required to publicly disclose compensation information.  CRA believes it must periodically alter and enhance its employee compensation in order to continue to offer competitive compensation that will enable it to continue to retain its key personnel.  By way of example only, CRA recently announced that it had accrued additional incentive bonuses as an additional retention incentive for key employee consultants.  CRA believes that, to the extent its competitors have access to detailed information about its compensation methodology and strategy, those competitors will more easily be able to make attractive compensation offers to CRA’s employees that might induce those employees to leave CRA, potentially resulting in a substantial loss of revenue and earnings and a corresponding decline in shareholder value.  Unlike many other public companies whose executive officers have more of a management role, the majority of CRA’s named executive officers, in addition to their management roles, also are directly responsible for the generation of significant amounts of CRA’s revenue, including through both direct consulting work and the origination of new client engagements.  Accordingly, CRA’s performance targets and threshold levels do not include just broader corporate goals like many public companies, but also include more specific quantitative goals and objectives related to particular business units and practices (what CRA refers to as “platforms”), and individual performance metrics related to the sourcing of client engagements by its employee consultants.  As certain named executive officers are also key business development leaders for their respective practice areas, CRA believes that the disclosure of targets or threshold levels for its performance-based annual incentive compensation, even for completed fiscal years, would put it at a significant competitive disadvantage, by allowing its competitors to reverse engineer the components of its compensation elements to determine confidential business unit objectives of its various practices as well quantitative information about the individual’s business generation activities.  CRA also believes that this information could give competitors visibility into CRA’s compensation practices for its key employee consultants generally (in addition to those who are named executive officers).  CRA believes that competitors could use this information to attempt to lure away its top employees, which would put CRA at a significant competitive disadvantage and be harmful to its shareholders.  In summary, as described above, in future filings, CRA will carefully consider the competitive harm that might result from these disclosures, and will endeavor to provide additional detail in accordance with the Staff’s comments, to the extent that such detail will not result in competitive harm (for example, as discussed above, with respect to corporate-wide performance measures).

6.                                      We note your disclosure on page 13 and 14 that the Compensation Committee considers executive compensation at other companies.  In future filings, identify all of the companies that you considered for purposes of benchmarking named executive officer compensation.  See Item 402(b)(2)(xiv) of Regulation S-K.  Provide more details as to how your compensation committee considered the levels and elements of the benchmarked companies’ compensation in determining the various levels and particular elements of your executive compensation.

Response to Comment 6:

In future filings, to the extent that any benchmarking is used, CRA will revise its disclosure to provide additional detail in accordance with the Staff’s comment.

7.                                      In future filings, please discuss in more detail the role of your compensation consultant in your compensation processes and decisions, including, among other things, more disclosure regarding the material elements of the instructions or directions given to the consultant with respect to the performance of its duties.  See item 401(e)(3)(iii) of Regulation S-K.

Response to Comment 7:

In future filings, CRA will revise its disclosure to provide additional detail in accordance with the Staff’s comment.

We hope that the foregoing has been responsive to the Staff’s comments. The Company has provided the requested acknowledgments in Exhibit A to this letter. Please direct any questions concerning this response letter to the undersigned at (617) 832-1724.

Thank you for your continued courtesy and consideration.

Very truly yours,

/s/ Mark A. Haddad

Mark A. Haddad

MAH:bjv

cc:	Jonathan D. Yellin
William R. Kolb

Exhibit A

CRA INTERNATIONAL, INC.
200 CLARENDON STREET, T-33
BOSTON, MA 02116

October 3, 2008

United States Securities and Exchange Commission
100 F Street, N.W.
Washington, DC 20549-0303
Mail Stop 3720

Attention:	Larry Spirgel, Assistant Director
Scott G. Hodgdon, Attorney-Advisor

Re:          CRA International, Inc.
Form 10-K for the year ended November 24, 2007
File No. 000-24049

Dear Mr. Spirgel:

CRA International, Inc. (“CRA”), is writing in response to the comments of the Staff on the above filing in your letter dated September 19, 2008.

In connection with CRA’s response to the Staff’s comments, CRA acknowledges that:

•      CRA is responsible for the adequacy and accuracy of the disclosure in the filings;

•      staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•      the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

CRA INTERNATIONAL, INC.

/S/ JAMES C. BURROWS

James C. Burrows
President and Chief Executive Officer